SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
                RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE
                                   ACT OF 1934

                         FOR THE MONTH OF DECEMBER 2001

                         (Commission File No. 001-14489)

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
                  --------------------------------------------
             (Exact name of registrant as specified in its charter)

                   TELE CENTRO OESTE CELLULAR HOLDING COMPANY
                   ------------------------------------------
                  (Translation of registrant's name in English)

           SCS-QUADRA 2, BLOCO C, EDIFICIO ANEXO-TELEBRASILIA CELULAR
           ----------------------------------------------------------
                            -7 ANDAR, BRASILIA, D.F.
                            ------------------------
                          FEDERATIVE REPUBLIC OF BRAZIL
                          -----------------------------
                    (Address of Principal Executive Offices)


        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                            Form 20-F X Form 40-F
                                     ---         ---

                (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
                 Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.)

                                  Yes     No X
                                      ---   ---

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                                                                          [LOGO]

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.


                               CNPJ N 02.558.132/0001-69 / NIRE N 533 0000 580 0

                                                         A publicly-held company


                 MINUTES OF THE 126th (ONE HUNDRED TWENTY-SIXTH)

                           EXTRAORDINARY BOARD MEETING

The Board of Tele Centro Oeste Celular Participacoes S.A. ("TCO") met on December 18th, 2001, at 10:00 A.M. at AV. JUSCELINO K. DE OLIVEIRA, 154, VOTORANTIM - SP, upon invitation made by its President Mr. ALEXANDRE BELDI NETTO, with the justified absence of Board members Mr. Antonio Fabio Beldi and Mr. Mario Cesar Pereira de Araujo and in the presence of all effective members of the Statutory Audit Committee. The President informed that the Board was meeting in order to address the following issues: 1. APPROVING THE CREDIT OF R$ 25,000,000.00 (twenty-five million Brazilian Reais) AS INTEREST ON OWNED CAPITAL, TO BE EFFECTED AT DECEMBER 31, 2001; THE COMPANY'S SHARES SHALL BE TRADED EX-DIVIDENDS AS OF JANUARY 02, 2002. 2. (A) AUTHORIZING THE BOARD OF THE ORGANIZATION TO BEGIN CONVERSATIONS WITH THE MANAGEMENT OF THE CONTROLLED COMPANIES, AIMING AT RATIONALIZING THE GROUP'S CORPORATE STRUCTURE IN ORDER TO
(I) USE THE EXISTING ADMINISTRATIVE AND COMMERCIAL SYNERGIES; AND (II) CONCENTRATE THE MARKETABILITY OF PUBLICLY-HELD COMPANIES' SHARES ON ONE SINGLE CORPORATION, THEREFORE REDUCING THE COST OF CAPITAL (B) THE FINAL STRUCTURE CONTEMPLATED FOR THIS RESTRUCTURING CONSISTS IN THE FOLLOWING ACTIONS: (I) THE INCORPORATION OF TELEACRE, TGO, TELEMAT, TELEMS AND TELERON INTO ONE SINGLE CORPORATION, SO THAT ONE SINGLE PRIVATELY-HELD COMPANY IS LEFT AMONG THE CARRIERS OF BAND "A" CELLULAR MOBILE SERVICE; AND (II) THE INCORPORATION OF TBS BY TCO (C) THE TERMS AND CONDITIONS OF THIS RESTRUCTURING SHOULD BE NEGOTIATED BY THE RESPECTIVE BOARDS OF TCO AND OF THE CONTROLLED COMPANIES, AND IT IS TCO'S INTENTION THAT: (I) THE SUBSTITUTION RATIO BE DEFINED ACCORDING TO THE NET EQUITY VALUE, TO BE DEFINED BASED ON MARKET RATES; AND (II) ONLY PREFERRED
SHARES BE DELIVERED TO THE HOLDERS OF COMMON OR PREFERRED SHARES OF THE CONTROLLED COMPANIES TO BE INCORPORATED. Deliberations: unanimously approval of the deliberations mentioned in the order of the day, with no restrictions. With no further issues to address, the meeting was closed and the present minutes were drawn, read, considered appropriate and signed by the members of the Board. Brasilia-DF, December 18, 2001.

                              ALEXANDRE BELDI NETTO

                              CHAIRMAN OF THE BOARD


MARCO ANTONIO BELDI                                     NELSON GUARNIERI DE LARA

MEMBER OF THE BOARD                                     MEMBER OF THE BOARD


ARALDO ALEXANDRE M. DE SOUZA                            RICARDO DE SOUZA ADENES

MEMBER OF THE BOARD                                     MEMBER OF THE BOARD


AUGUSTO PATARELI                                        AUREO MONTEIRO DE MORAES

MEMBER OF THE STATUTORY AUDIT COMMITTEE                 MEMBER OF THE STATUTORY
                                                        AUDIT COMMITTEE

FRANCISCO JOSE BECKER DIAS

MEMBER OF THE STATUTORY AUDIT COMMITTEE

                                  RELEVANT FACT

The boards of Tele Centro Oeste Celular Participacoes S.A. ("TCO"), Teleacre Celular S/A ("Teleacre"), Telebrasilia Celular S/A ("TBS"), Telegoias Celular S/A ("TGO"), Telemat Celular S/A ("Telemat"), Telems Celular S/A ("Telems") and Teleron Celular S/A ("Teleron" and, in conjunction with Teleacre, TBS, TGO,
Telemat and Telems, the "Controlled Companies"), in accordance with CVM Instruction number 31/84 and for the purposes provided therein, hereby inform that:

(a) meeting on December 18, 2001, the Administration Council of TCO authorized the board of the organization to begin conversations with the management of the Controlled Companies, aiming at rationalizing the group's corporate structure in order to (i) use the existing administrative and commercial synergies; and (ii) concentrate the marketability of publicly-held companies' shares on one single corporation, therefore reducing the cost of capital;

(b) the final structure contemplated for this restructuring consists in the following actions: (i) the incorporation of TELEACRE, TGO, TELEMAT, TELEMS and TELERON into one single corporation, so that one single privately-held company is left among the carriers of "band A" cellular mobile service; and (ii) the incorporation of TBS by TCO;

(c) the terms and conditions of this restructuring should be negotiated by the respective boards of TCO and of the controlled companies, and it is TCO's intention that: (i) the substitution ratio be defined according to the net equity value, to be defined based on market rates; and (ii) only preferred shares be delivered to the holders of common or preferred shares of the controlled companies to be incorporated;

(d) the  above-mentioned  incorporations  are  subject to  authorization  by the
Brazilian    Telecommunications   Agency   -   ANATEL   [AGENCIA   NACIONAL   DE
TELECOMUNICACOES];

(e) the shareholders of the incorporated organizations who come to disagree with the incorporation will have the right to recess;

(f) the boards of the corporations involved shall publish the definitive Terms & Conditions of this restructuring as soon as they have been defined, in the form provided by the applicable legislation.

                          Brasilia, December 18, 2001.

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
                            TELEBRASILIA CELULAR S/A


                          Mario Cesar Pereira de Araujo
                    President and Head of Investor Relations


                              TELEGOIAS CELULAR S/A


                          Mario Cesar Pereira de Araujo
                    President and Head of Investor Relations


                              TELEACRE CELULAR S/A
                               TELEMAT CELULAR S/A
                               TELEMS CELULAR S/A
                               TELERON CELULAR S/A


                          Mario Cesar Pereira de Araujo
                                    President

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THIS  RELEASE  CONTAINS  FORWARD-LOOKING  STATEMENTS.  STATEMENTS  THAT  ARE NOT
STATEMENTS OF HISTORICAL FACT, INCLUDING STATEMENTS ABOUT THE BELIEFS AND EXPECTATIONS OF THE COMPANY'S MANAGEMENT, ARE FORWARD-LOOKING STATEMENTS. THE WORDS "ANTICIPATES," "BELIEVES," "ESTIMATES," "EXPECTS," "FORECASTS," "INTENDS," "PLANS," "PREDICTS," "PROJECTS" AND "TARGETS" AND SIMILAR WORDS ARE INTENDED TO IDENTIFY THESE STATEMENTS, WHICH NECESSARILY INVOLVE KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES. ACCORDINGLY, THE ACTUAL RESULTS OF OPERATIONS OF THE COMPANY MAY BE DIFFERENT FROM THE COMPANY'S CURRENT EXPECTATIONS, AND THE READER SHOULD NOT PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS SPEAK ONLY AS OF THE DATE THEY ARE MADE, AND THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO UPDATE THEM IN LIGHT OF NEW INFORMATION OR FUTURE DEVELOPMENTS.

                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                      Tele Centro Oeste Cellular Holding Company


Date: December 19, 2001               By:    /S/ MARIO CESAR PEREIRA DE ARAUJO
                                           -------------------------------------
                                           Name:  Mario Cesar Pereira de Araujo
                                           Title: President